Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2026

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$14,782	$13,525
Restricted cash (note 5)	3,875	384
Financial assets at fair value (note 3)	28,614	55,642
Inventories (note 4)	8,095	3,891
Trade receivables, net	5,167	3,034
Other accounts receivable	2,972	2,937
Total current assets	63,505	79,413
Non-current assets
Intangible asset	626	637
Long term financial assets at fair value	342	333
Long-term trade receivables (note 9)	6,250	1,221
Property, equipment and right of use assets, net	3,457	3,556
Total non-current assets	10,675	5,747

Total Assets	$74,180	$85,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loan (note 5)	$843	$9
Lease liability	865	819
Trade payables	5,113	3,348
Other accounts payable	1,627	2,200
Warrant Liability (note 6)	-	576
Total current liabilities	8,448	6,952
Non-current liabilities
Lease liability	1,471	1,758
Long term loan (note 5)	1,374	29
Total non-current liabilities	2,845	1,787
Total liabilities	11,293	8,739
Equity
Share capital and additional paid in capital (note 7)	219,298	206,953
Warrant Reserve	3,054	10,147
Accumulated other comprehensive income (loss)	779	(1,872)
Reserve with respect to transactions with non-controlling interests	927	927
Treasury stock (note 7)	(5,820)	-
Accumulated losses	(153,416)	(138,187)
Total equity attributable to Company shareholders	64,822	77,968
Non-controlling interests	(1,935)	(1,547)
Total equity	62,887	76,421
Total liabilities and equity	$74,180	$85,160

August 12, 2026	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues (note 9)	$5,904	$1,160	$9,221	$2,707
Cost of revenues	3,392	890	6,570	1,857
Gross profit	2,512	270	2,651	850

Expenses:
Research and development costs	$3,991	$3,919	$6,921	$5,230
Sales and marketing costs	2,676	828	4,870	1,256
General and administration expenses	3,435	2,320	6,477	7,736
Operating loss	(7,590)	(6,797)	(15,617)	(13,372)

Loss on revaluation of warrant Liabilities (note 6)	-	(4,135)	-	(3,735)
Financial income (expense), net	254	(223)	-	187
Net loss for the period from continuing operations	(7,336)	(11,155)	(15,617)	(16,920)
Net loss for the period from discontinued operations	-	(1,436)	-	(2,425)
Net loss for the period	$(7,336)	$(12,591)	$(15,617)	$(19,345)

Less: Net loss attributable to non-controlling interests	(179)	(76)	(388)	(408)
Net loss attributable to controlling shareholders	(7,157)	(12,515)	(15,229)	(18,937)
Net loss for the period	$(7,336)	$(12,591)	$(15,617)	$(19,345)
Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	2,075	(274)	2,651	536
Other comprehensive income	2,075	(274)	2,651	536

Total comprehensive loss for the period	(5,261)	(12,865)	(12,966)	(18,809)

Less: Comprehensive loss attributable to non-controlling interests	(179)	(76)	(388)	(408)
Comprehensive loss attributable to the Company’s shareholders	(5,082)	(12,789)	(12,578)	(18,401)
	$(5,261)	$(12,865)	$(12,966)	$(18,809)
Basic and diluted loss per share from continuing operations	$(0.16)	$(0.31)	$(0.34)	$(0.48)
Basic and diluted loss per share from discontinued operations	$-	$(0.04)	$-	$(0.07)

Weighted average number of shares outstanding	44,749,055	35,304,220	44,155,780	34,177,189

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Treasury stock	Non-controlling interest	Total Equity
Balance – December 31, 2025	43,888,041	$206,953	$10,147	$(1,872)	$927	$(138,187)	$-	$(1,547)	$76,421

Net loss for the period	-	-	-	-	-	(15,229)	-	(388)	(15,617)
Adjustments arising from translating financial statements of foreign operations	-	-	-	2,651	-	-	-	-	2,651
Net comprehensive profit (loss) for the period	-	-	-	2,651	-	(15,229)	-	(388)	(12,966)
Exercise of options (note 7(b))	4,000	12	-	-	-	-	-	-	12
Exercise of RSUs (note 7(a))	930,000	-	-	-	-	-	-	-	-
Exercise of warrants (note 7(c))	252,967	1,522	-	-	-	-	-	-	1,522
Expiration of warrants	-	7,093	(7,093)	-	-	-	-		-
Purchase of treasury stock (note 7(d))	-	-	-	-	-	-	(5,820)	-	(5,820)
Share based compensation (notes 8(b, c))	-	3,718	-	-	-	-	-	-	3,718
Balance – June 30, 2026	45,075,008	$219,298	$3,054	$779	$927	$(153,416)	$(5,820)	$(1,935)	$62,887

5

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions			Total Equity of shareholder
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2025	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

Net loss for the period	-	-	-	-	-	(18,937)	(408)	(19,345)
Adjustments arising from translating financial statements of foreign operations	-	-	-	536	-	-	-	536
Comprehensive loss for the period	-	-	-	536	-	(18,937)	(408)	(18,809)
Issuance of shares in January 2025 private placement	4,748,150	27,395	-	-	-	-	-	27,395
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)
Exercise of RSUs	20,000	-	-	-	-	-	-	-
Exercise of warrants	1,407,787	11,764	(1,269)	-	-	-	-	10,495
Exercise of options	145,999	337	-	-	-	-	-	337
Share based compensation	5,000	7,117	-	-	-	-	-	7,117
Balance – June 30, 2025	35,917,233	121,617	29,594	(13)	927	(119,389)	(1,206)	31,530

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z CUST2MATE SOLUTIONS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of six months ended
	June 30,
	2026	2025

Cash flows from operating activities
Net loss for the period	$(15,617)	$(19,345)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	613	274
Amortization of intangible assets	11	-
Share based compensation	3,718	7,117
Loss on divestment of subsidiary	-	1,009
Loss on revaluation of warrant liability	-	3,735
Gain from revaluation of investment in associate	(9)	-
Proceeds from financial assets	(611)	-
Change in long-term trade receivables	(5,029)	(407)
Change in severance liability	-	12
Change in inventory	(4,204)	(2,614)
Change in trade receivables	(2,133)	(73)
Change in other accounts receivables	(35)	(939)
Accrued interest on loans and leases	328	68
Change in accounts payable	1,765	1,018
Change in other accounts payable	(573)	458
	(21,776)	(9,687)
Cash flows from investing activities
Investment in restricted cash	(3,491)	(7,434)
Divestment of a subsidiary	-	(549)
Proceeds from disposal of financial assets	27,639	-
Purchase of property, plant and equipment	(489)	(145)
	23,659	(8,128)

Cash flows from financing activities
Proceeds from the issuance of shares and warrants, net	-	27,395
Exercise of warrants	946	7,251
Lease payments	(552)	(271)
Proceeds from exercise of options	12	337
Purchase of treasury stock	(5,820)	-
Repayment of loans	(37)	(849)
Proceeds from receipt of loans	2,199	43
Transactions with non-controlling interests	-	(1,850)
	(3,252)	32,056

Increase (decrease) in cash and cash equivalents	(1,369)	14,241
Effect of changes in foreign exchange rates	2,626	684
Cash and cash equivalents at beginning of period	13,525	13,526

Cash and cash equivalents at end of period	$14,782	$28,451

Interest paid during the period	20	24

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	$-	$1,892
Fair value of warrants exercise during the period	576	-

APPENDIX A: NON-CASH ACTIVITIES – DIVESTMENT OF SUBSIDIARY
Working capital other than cash and cash equivalents	-	304
Property, plant and equipment	-	416
Lease liability	-	(7)
Loans	-	(94)
Severance liability	-	(159)
Loss on divestment of subsidiary	-	(1,009)
Total cash and cash equivalents from divestment of a subsidiary	-	(549)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the Company records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

As of the date of this report, the Company has two key subsidiaries (the “Subsidiaries”), all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); and (2) Isramat Ltd. (“A2Z Isramat”). On July 13, 2023, Cust2mate incorporated a wholly owned subsidiary, Cust2mate USA Inc. under the laws of Delaware.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. Further, the Cust2Mate system creates a retail media platform to engage shoppers at the point of purchase and to provide customer targeted advertising. (“The Cust2Mate Platform”).

In addition, Cust2Mate has a dedicated Retail Media Division to advance a business model that combines smart cart subscriptions with retail media and digital commerce services. Through the Cust2Mate Platform, the Company monetizes its technology through two primary revenue streams: (i) recurring smart cart subscriptions and (ii) retail media and related digital services.

The Company’s activities through A2Z Isramat include the development of precision metal parts for the military and security markets, as well as for the civilian markets.

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. As of the date of these consolidated financial statements, conflict continues in parts of the region.

The war has had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company managed to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers.

These Condensed Consolidated Interim financial statements were authorized for issue by the Board of Directors on August 12, 2026.

8

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are as of June 30, 2026, and presented in US dollars which is the Company’s reporting currency. The Company’s functional currency is the New Israeli Shekel. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2025.

The policies applied in these condensed consolidated interim financial statements are based on IFRS accounting standards effective as of January 1, 2025, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2025.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument and are initially measured at fair value. Transaction costs are added to or deducted from the fair value of financial assets that are not measured at FVTPL. Subsequent measurement depends on the Company’s business model and contractual cash flow characteristics. Investments in marketable equity securities are classified at FVTPL. Changes in fair value, including realized and unrealized gains and losses on disposal or remeasurement, are recognized in profit or loss. Purchases and sales are recognized on the trade date. Financial assets are derecognized when contractual rights expire or substantially all risks and rewards are transferred.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the six months ended June 30, 2026, there have been no such changes. The Company’s presentation currency is the US dollar.

9

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION (CONTINUED)

3.	Standards-issued-but-not-yet-effective disclosure

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category. These amendments are effective for annual periods beginning on or after January 1, 2027. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its consolidated financial statements.

The Company is currently assessing the impact of this new accounting standard since it has not adopted yet.

10

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – FINANCIAL ASSETS AT FAIR VALUE

Financial assets not measured at fair value include cash and cash equivalents, loans to others, trade and other receivables and trade payables. Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others and trade and other receivables approximates their fair value.

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value	Level 1

December 31, 2024	$-
Purchases	55,240
Disposals	-
Gain	402
December 31, 2025	$55,642
Purchases	-
Disposals	(27,639)
Gain	611
June 30, 2026	$28,614

General objectives, policies and processes

The Company’s investment strategy regarding its financial assets is the preservation of capital; the Company does not invest for trading or speculative purposes. The Company holds level 1 short-term investments (mutual funds and bonds) with yields ranging between 3.70% to 4.35%. See also note 13.

NOTE 4 - INVENTORIES:

	June 30,	December 31,
	2026	2025

Raw materials	$147	$117
Smart cart parts	3,035	2,528
Inventory in transit	796	636
Finished goods	4,117	610
	$8,095	$3,891

11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 – LOAN FROM BANK

On June 14, 2026, Cust2Mate signed a financing arrangement with a leading Israeli Bank Leumi le-Israel B.M (“Bank Leumi”), pursuant to which the Bank Leumi has committed to provide aggregate facilities of up to NIS 92 million ($30,893) to finance inventory purchases for specified smart cart customers.

65% of the facility is available for 12 months and the balance for a 24-month period, subject to customary terms and conditions. Drawdowns will be repaid over periods of up to 36 months. Borrowings bear interest at a rate of prime +4% per annum. The Company incurred a one-time arrangement fee of NIS 368,000 ($124) upon establishment of the facility.

Cust2Mate has a NIS 10 million ($3,875) security deposit (classified as Restricted Cash in the Consolidated Statement of Position) pledged in favor of Bank Leumi as collateral for secured inventory financing arrangements. The restricted cash is not available for general corporate purposes without the lender’s consent and has been presented as a current asset because it supports the Company’s ordinary working-capital cycle and revolving inventory financing activities.

As at June 30, 2026, Cust2Mate received a drawdown of NIS 6.6 million ($2,217) under the facility. $843 is recorded as a short-term liability and $1,374 is recorded as a long term liability. The net committed amount of NIS 85.4 million ($28,677) remains available to support future working-capital requirements.

The agreements contain customary affirmative and negative covenants, including requirements to provide periodic financial information, maintain legal existence and operating licenses, preserve insurance coverage, comply with applicable laws and regulations, and refrain from granting additional liens or encumbrances without prior approval. In addition, the Company has also granted a lien over certain customer agreements in favor of the Bank Leumi.

Management determined that the Company was in compliance with all applicable covenants as at June 30, 2026.

Management believes that the facilities provide significant additional liquidity and financial flexibility to support anticipated growth in customer inventory programs. The availability of the undrawn commitments is monitored as part of the Company’s overall liquidity risk management framework.

NOTE 6 – WARRANT LIABILITY

Certain warrants were issued on November 2, 2022 and January 4, 2024, with an exercise price denominated in Canadian dollars rather than the functional currency of the Company – New Israeli Shekels (NIS). During the six months ended June 30, 2026, the balance of these warrants was exercised (see note 7(c)) and as such, as of June 30, 2026, there are no outstanding warrants accounted for as a liability.

The fair value of the warrants is determined by using an option pricing model that incorporates assumptions including share price, exercise price, expected volatility, expected life, risk-free interest rate and foreign exchange rates.

The Black-Scholes option pricing model was used to measure the warrant liability as of December 31, 2025 with the following assumptions (Level 3): volatility of 93%-110% using the historical prices of the Company, risk-free interest rate of 3.62%-4.45%, expected life of 2.00 years and exercise price of CAD$3.90-CAD$7.475.

Balance at December 31, 2025	$576
Warrant exercise	(576)
Revaluation at June 30, 2026	-
Balance at June 30, 2026	$-

Level 3 for the period ended on June 30, 2026:

For the three and six months ended June 30, 2026, the Company recorded a loss on revaluation of warrant liabilities in the amount of $Nil (for the three and six months ended June 30, 2025 - $4,135 and $3,735, respectively).

12

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 – SHAREHOLDERS’ EQUITY

a)	During the period ended June 30, 2026, the Company issued 930,000 Common Shares in respect of the exercise of 930,000 vested RSUs (note 8 (c)).

b)	During the period ended June 30, 2026, the Company issued 4,000 Common Shares in respect of the exercise of 4,000 share options for proceeds of $12 (note 8 (b)).

c)	During the period ended June 30, 2026, the Company issued 252,967 Common Shares in respect of the exercise of 252,967 warrants for proceeds of $946 (note 8 (a)).

d)

Share repurchase program

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20,000 of Common Shares of the Company up to a value of $20,000 but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. As of June 30, 2026, the Company repurchased a total of 919,229 shares with a value of $5,820 (net of commissions), none of which were cancelled. See note 14(a) for additional shares purchased and number of shares cancelled subsequent to the reporting date.

NOTE 8 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the six months ended June 30, 2026, and for the year ended December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2025	4,928,329	$6.17
Expiry of warrants	(721,239)
Exercise of warrants	(3,474,595)
Warrants issued in the January 2025 Registered Direct Offering and September 2025 underwritten public offering	554,313
Balance, December 31, 2025	1,286,808	$13.39
Exercise of warrants (a)	(252,967)
Expiry of warrants	(522,265)
Balance, June 30, 2026	511,576	$9.23

(a)	During the six-month period ended June 30, 2026, the Company issued 252,967 shares in respect of 252,967 warrants that were exercised for total proceeds of $946.

(ii)	As at June 30, 2026, the Company had outstanding warrants, enabling the holders to acquire Common Shares as follows:

June 30, 2026	Expiry date	Exercise price		Exercise price (USD)
3,200	October 2, 2026	USD	1.88	$1.88
183,751	January 29, 2030	USD	8.00	$8.00
324,625	September 16, 2030	USD	10.00	$10.00
511,576

13

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

(i)	Stock option transactions for the six months ended June 30, 2026, and for the year ended December 31, 2025, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2025	1,756,670	$5.39	$3.75
Options cancelled	(127,668)
Options exercised	(225,332)
Options granted	2,863,500
Balance December 31, 2025	4,267,170	$6.14	$8.41
Options cancelled	(115,000)
Options exercised	(4,000)
Options granted	25,000
Balance June 30, 2026	4,168,170	$8.52	$6.11

(ii)	As at June 30, 2026, the Company had outstanding stock options, enabling the holders to acquire Common Shares as follows:

Outstanding as of June 30, 2026	Exercisable as of June 30, 2026	Expiry date	Exercise price (CAD)		Exercise price (USD)
6,670	6,670	October 28, 2026	CAD	20.00	$14.07
360,000	360,000	August 2, 2032	CAD	8.90	$6.26
120,000	120,000	August 21, 2032	CAD	10.00	$7.04
220,000	220,000	January 4, 2033	CAD	4.13	$2.90
100,000	100,000	January 4, 2033	CAD	4.13	$2.90
40,000	40,000	November 25, 2027	CAD	5.03	$3.54
99,000	99,000	April 18, 2033	CAD	4.00	$2.81
441,000	293,667	August 14, 2034	CAD	2.47	$1.78
105,000	43,750	January 15, 2035	CAD	8.92	$6.40
500,000	500,000	February 2, 2035	CAD	8.92	$6.40
30,000	20,000	June 20, 2035	CAD	2.47	$1.775
167,000	55,667	June 20, 2035	CAD	8.92	$6.40
224,000	14,667	October 9, 2035	CAD	11.37	$8.00
500,000	500,000	December 30, 2035	CAD	8.36	$6.00
1,230,500	805,333	December 30, 2035	CAD	11.37	$8.00
25,000	-	March 27, 2036	CAD	11.37	$8.00
4,168,170	3,178,754

Share-based compensation expense is recognized over the vesting period of options. During the three and six months ended June 30, 2026, share-based compensation of $1,050 and $2,110, respectively, were recognized and charged to the Consolidated Statement of Comprehensive Loss (three and six months ended June 30, 2025, share-based compensation of $426 and $3,740, respectively).

14

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - WARRANTS AND OPTIONS (CONTINUED)

c) RSUs

RSUs transactions for the six months ended June 30, 2026, and for the year ending December 31, 2025, are as follows:

Number
Balance, January 1, 2025	110,667
RSUs granted	1,545,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(219,667)
Balance, December 31, 2025	1,430,000
Exercise of RSUs	(930,000)
Balance, June 30, 2026	500,000

As of June 30, 2026, 500,000 RSU’s are milestone based RSU’s for which the milestones have not yet been achieved. During the three and six months ended June 30, 2026, share-based compensation of $793 and $1,608, respectively, were recognized and charged to the Consolidated Statement of Comprehensive Loss (during the three and six months ended June 30, 2025, share-based compensation of $2,822 and $3,342, respectively).

15

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 9 - REVENUES:

Revenue streams:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues from sales of precision metal parts	$1,491	$979	$2,358	$2,332
Smart Carts:
Products	4,306	-	6,496	-
Services	107	181	367	375
Revenues from the Cust2Mate Platform (*)	4,413	181	6,863	375
Total	$5,904	$1,160	$9,221	$2,707

For the three and six months ended June 30, 2026, the Company recognized revenues of $nil and $2,199 respectively, under bill-and-hold arrangements.

(*)	When consideration is received over a period exceeding 12 months, the Company adjusts the transaction price to reflect the time value of money. Revenue is recognized at the discounted present value, and the unwinding of the discount is recognized as interest income over the payment period. As of June 30, 2026, long-term trade receivables amounted to $6,250.

NOTE 10 – COMMITMENTS

Cust2Mate leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $71 per month ($852 annually). Cust2mate also leases two warehouses, with the leases expiring on December 31, 2027 and March 31, 2029. Lease payments are approximately $41 per month ($492 annually). Isramat leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $21 per month ($252 annually).

NOTE 11 – DISCONTINUED OPERATIONS

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company at the time of sale. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The results of operations of A2ZMS were classified as discontinued operations in the condensed consolidated interim financial statements of the Company in the prior period.

16

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – DISCONTINUED OPERATIONS (CONTINUED)

The below are the data of operating results attributed to the discontinued operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues	$-	$397	$-	$824
Cost of revenues	-	386	-	767
Gross profit	-	11	-	57

Expenses:
Research and development costs	$-	$9	$-	$9
General and administration expenses	-	456	-	1,455
Operating loss	-	(454)	-	(1,407)

Financial (income) expense	-	(27)	-	9
Loss before taxes on income	-	(427)	-	(1,416)
Loss on disposal of discontinued operations*	-	(1,009)	-	(1,009)
Net loss for the period from discontinued operations	$-	$(1,436)	$-	$(2,425)

(*)	The loss on disposal of discontinued operations was determined as follows:

	Six months ended June 30
	2026	2025

Consideration received on disposal of discontinued operations	$-	$148
Cash disposed of	-	(549)
Net cash outflow on disposal of discontinued operations	-	(401)

Net assets disposed (other than cash):
Property, equipment and right of use assets, net	-	(416)
Trade and other receivables	-	(668)
Trade and other payables	-	223
Loans	-	94
Severance payments, net	-	159
	$-	$(1,009)

	Six months ended
	June 30
	2026	2025

Net cash flows provided by (used by) discontinued operations

From operating activities	$-	$515
From investing activities	-	(44)
From financing activities	-	(132)
	$-	$339

17

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – OPERATING SEGMENTS AND MAJOR CUSTOMERS:

a)	Operating segments

The Company and its subsidiaries are engaged in the following two segments, currently in one geographical location (Israel):

1.	Retail automation solutions – Smart Carts (“Smart Carts”)

2.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Six Months Ended June 30, 2026
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$2,358	$6,863	$9,221
Total	2,358	6,863	9,221

Cost of revenues
External	1,310	5,260	6,570
Total	1,310	5,260	6,570

Segment operational loss (gain)	(289)	15,906	15,617
Loss on revaluation of warrant liability			-
Financial expenses (income), net			-
Tax expenses			-
Net loss			$15,617

18

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – OPERATING SEGMENTS AND MAJOR CUSTOMERS (CONTINUED)

	Six Months Ended June 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$2,332	$375	$2,707
Total	2,332	375	2,707

Cost of revenues
External	1,847	10	1,857
Total	1,847	10	1,857

Segment operational loss	66	13,306	13,372
Loss on revaluation of warrant liability			3,735
Financial expenses (income), net			(187)
Tax expenses			-
Net loss			$16,920

	Three Months Ended June 30, 2026
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$1,491	$4,413	$5,904
Total	1,491	4,413	5,904

Cost of revenues
External	611	2,781	3,392
Total	611	2,781	3,392

Segment operational loss	(295)	7,884	7,590
Loss on revaluation of warrant liability			-
Financial expenses (income), net			(254)
Tax expenses			-
Net loss			$7,336

	Three Months Ended June 30, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$979	$181	$1,160
Total	979	181	1,160

Cost of revenues
External	890	-	890
Total	890	-	890

Segment operational loss	140	6,657	6,797
Loss on revaluation of warrant liability			4,135
Financial expenses, net			223
Tax expenses			-
Net loss			$11,155

19

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 - OPERATING SEGMENTS AND MAJOR CUSTOMERS (CONTINUED)

	As at June 30, 2026
	Precision Metal Parts	Smart Carts	Total
Segment assets	$4,148	$70,032	$74,180

Segment liabilities	$1,494	$9,799	$11,293

	As at December 31, 2025
	Precision Metal Parts	Smart Carts	Total
Segment assets	$2,871	$82,289	$85,160

Segment liabilities	$1,138	$7,601	$8,739

b)	Major customer data as a percentage of total revenues:

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Six months ended
	June 30
	2026	2025

Customer A	28%	14%
Customer B	46%	-

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans in different currencies (NIS, CAD and USD). The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls access to its intellectual property, which enables it to ensure the prompt collection of customers’ balances.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	June 30,	December 31,
	2026	2025

Cash and Cash Equivalents	$14,782	$13,525
Restricted cash	3,875	384
Investment in financial assets	28,614	55,642
Short term and long term trade receivables	11,417	4,255
Long term financial assets at fair value	342	333
Other accounts receivable	2,972	2,937
Total	$62,002	$77,076

20

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

B.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$5,113	$5,113	$-
Other accounts payable	$1,627	$1,627	$-
Loans	$2,217	$843	$1,476
Lease liability	$2,336	$1,028	$1,570

C.	Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and sells its products in NIS.

As of June 30, 2026, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the six month period would decrease /increase by approximately $557.

D.	Interest rate risks:

The Company’s exposure to cash flow interest rate risk from long-term borrowings at variable rate, which is immaterial.

E.	Capital management

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2026, the Company had accumulated losses of $153,416 thousand and a net loss in the amount of $15,617 thousand for the six months ended June 30, 2026. As of the date of the issuance of the accompanied condensed consolidated interim financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities.

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include research and development, product development, sales and marketing and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

NOTE 14 – EVENTS SUBSEQUENT TO THE REPORTING PERIOD

a)

From July 1, 2026 through the date of the report, the Company repurchased an additional 147,312 shares with a value of $880 (net of commissions) and on July 30, 2026, the Company completed the cancellation of 1,066,541 treasury shares previously acquired under its Buyback program. On July 27, 2027, the Company issued 18,000 shares in respect of options that exercised by an employee.

As of August 12, 2026, issued and outstanding shares were reduced from 45,075,008 to 44,026,467.

b)	From July 1, 2026 through the date of the report, the Company issued 230,000 RSU’s to an officer.

21